Filed by Medtronic, Inc. pursuant to
Rule 425 under the Securities Act of 1933

Subject company: Medtronic, Inc

Commission File No. 333-121239

MEDTRONIC ANNOUNCES EXTENSION OF ITS EXCHANGE OFFER

Minneapolis, Jan. 10, 2005 — Medtronic, Inc. (NYSE: MDT) announced today that it has extended its pending exchange offer relating to $1,973,146,000 aggregate principal amount of its 1.25 percent Contingent Convertible Debentures (the “Old Debentures”). The expiration date for the exchange offer has been extended from midnight, New York City time, on Jan. 12, 2005 to 5 p.m., New York City time, on Jan. 21, 2005, unless further extended. Today, Medtronic filed with the Securities and Exchange Commission Amendment No. 2 to the registration statement relating to the exchange offer and has extended the exchange offer to allow more time for bondholders to tender their Old Debentures for the New Debentures. As of 5 p.m. on Friday, Jan. 7, 2005, approximately $235,141,000.00 in aggregate principal amount of the Old Debentures, or 11.9 percent of all outstanding Old Debentures, had been tendered into the exchange offer.

In the exchange offer, Medtronic is offering to exchange $1,000 principal amount of 1.25 percent Contingent Convertible Debentures, Series B due 2021 (the “New Debentures”), and an exchange fee of $2.50 per $1,000 principal amount of New Debentures, for each $1,000 principal amount of the Old Debentures tendered on or prior to the expiration date. An aggregate of up to $1,973,146,000 principal amount of New Debentures will be exchanged for up to a like amount of Old Debentures. Tenders of the Old Debentures may be withdrawn at any time prior to the expiration date.

The full terms of the exchange offer, a description of the New Debentures and the material differences between the New Debentures and the Old Debentures and other information relating to the exchange offer and Medtronic are set forth in the registration statement and prospectus included therein filed with the Securities and Exchange Commission on Jan. 10, 2005.

Wells Fargo Bank, National Association is the exchange agent for the exchange offer and trustee for the New Debentures. Deutsche Bank Securities Inc. is the dealer manager. Questions regarding the exchange offer may be directed to Deutsche Bank Securities Inc., attention: Liability Management Group at (866) 627-0391 (toll-free) or (212) 250-2955. Copies of the prospectus and related letter of transmittal may be obtained from Global Bondholder Services Corporation, which is serving as the information agent for the exchange offer. Global Bondholder Services’ address and telephone number are as follows:

     Global Bondholder Services Corporation
     65 Broadway—Suite 704

New York, NY 10006
Attention:	Corporate Actions
Telephone:	(212) 430-3774 (Banks and Brokers)
(866) 470-4300

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE OR JURISDICTION.

     Medtronic, Inc., headquartered in Minneapolis, is the world’s leading medical technology company, providing lifelong solutions for people with chronic disease. Its Internet address is www.medtronic.com.

Contact:

Rachael Scherer, Investor Relations, 763-505-2694

Bob Hanvik, Public Relations, 763-505-2635